Exhibit 99.1

Scott Milford Joins Bragg Gaming Group as EVP, Group Content to Accelerate Global Innovation and Growth in Casino Game Development

June 5, 2025

Toronto, June 5, 2025 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a global leader in next-generation iGaming content and technology, today proudly announces the appointment of Scott Milford as Executive Vice President, Group Content. This strategic leadership addition underscores Bragg’s commitment to sustaining its rapid growth in the United States and globally as a pioneer in online casino game development and gamification.

With more than 25 years of experience driving game innovation and studio success at major gaming brands including Aristocrat Leisure Limited (ASX:ALL), Konami Group (KNMCY) and Aruze Gaming, Scott Milford brings unmatched insight and leadership to one of the industry’s fastest-growing content development companies. In his new role, he will lead strategy, development, and delivery across Bragg’s acclaimed in-house studios—Wild Streak Gaming, Atomic Slot Lab, and Indigo Magic—and guide relationships with top-tier partner developers through the Powered by Bragg program, which includes in-demand studios such as King Show Games, Bluberi, and Gamomat.

Scott Milford’s arrival comes at a time of sustained momentum for Bragg. The company has seen 3x year-over-year growth in wagering on its high-margin proprietary content in the $9.5 billion U.S. iGaming market, a market poised to exceed $75 billion at full maturity. With standout releases like Dragon Power Triple Gold by Wild Streak Gaming and recent strategic initiatives such as its investment in Brazilian studio RapidPlay, Bragg continues to lead the charge in content innovation, game mechanics, and market expansion.

“Scott Milford is a transformational hire for Bragg,” said Matevž Mazij, Chief Executive Officer at Bragg. “His vision, depth of expertise, and proven success in building global game development teams will help propel us into the next phase of our growth. With the increasing popularity of our exclusive IP such as our Connect & Collect™ mechanic, and a doubling of our U.S. game release cadence, Scott’s leadership will ensure we stay ahead of the curve as the most innovative force in iGaming.”

“Bragg’s relentless focus on innovation and excellence is unlike anything I’ve seen,” said Scott Milford. “This is a company that doesn’t just follow trends—it sets them. I’m excited to help elevate Bragg’s world-class teams and partners to new heights, creating next-gen online casino experiences that redefine what’s possible in gamification and player engagement.”

An experienced product development executive, Scott Milford brings more than two decades of sector knowledge to his new role, including 17 years with global gaming content supplier Aristocrat Leisure Limited (ASX:ALL) (“Aristocrat”) where he held a variety of product and strategy positions.

Notably, he served as President and Managing Director of Aristocrat’s social casino division Product Madness, and most recently was Chief Product Officer for Aristocrat-owned $1.8b revenue free-to-play games operator Pixel United.

Prior to Aristocrat, Milford also held senior roles with Aruze Gaming Australia and Konami Gaming Australia.

Scott Milford will be based at Bragg’s Las Vegas Office.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to: Mr Milford’s roles and responsibilities with the Company ; and the impact on the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity, the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; ; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers.  Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S, Canada, LatAm and Europe.

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